B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2025
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2025	2024

Gold revenue	$532,107	$461,444

Cost of sales
Production costs	(161,994)	(156,745)
Depreciation and depletion	(89,557)	(90,446)
Royalties and production taxes	(42,806)	(30,027)
Total cost of sales	(294,357)	(277,218)

Gross profit	237,750	184,226

General and administrative	(11,802)	(14,138)
Foreign exchange gains (losses)	7,214	(2,379)
Non-recoverable input taxes	(6,846)	(4,304)
Share-based payments	(5,869)	(4,954)
Write-down of mining interests (Note 7)	(5,118)	—
Community relations	(999)	(489)
Share of net income of associates	754	2,097
Other expense	(6,251)	(5,432)
Operating income	208,833	154,627

(Losses) gains on derivative instruments (Note 13)	(43,319)	275
Change in fair value of gold stream (Note 14)	(30,552)	(10,852)
Interest and financing expense (Note 10 and 15)	(5,723)	(9,571)
Interest income	3,172	5,455
Loss on dilution of associate	—	(9,982)
Other income	356	143
Income from operations before taxes	132,767	130,095

Current income tax, withholding and other taxes (Note 17)	(86,083)	(61,584)
Deferred income tax recovery (expense) (Note 17)	15,880	(20,030)
Net income for the period	$62,564	$48,481

Attributable to:
Shareholders of the Company	$57,587	$39,751
Non-controlling interests (Note 12)	4,977	8,730
Net income for the period	$62,564	$48,481

Earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,318,390	1,303,191
Diluted	1,469,206	1,307,674
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2025	2024

Net income for the period	$62,564	$48,481

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Gain on investments, net of deferred income tax (Note 6)	36,287	14,971
Other comprehensive income for the period	36,287	14,971
Total comprehensive income for the period	$98,851	$63,452

Other comprehensive income attributable to:
Shareholders of the Company	$36,287	$14,971
Non-controlling interests	—	—
	$36,287	$14,971

Total comprehensive income attributable to:
Shareholders of the Company	$93,874	$54,722
Non-controlling interests	4,977	8,730
	$98,851	$63,452

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2025	2024
Operating activities
Net income for the period	$62,564	$48,481
Mine restoration provisions settled	(493)	(291)
Non-cash charges, net (Note 18)	181,923	153,765
Proceeds from prepaid sales (Note 15)	—	500,023
Changes in non-cash working capital (Note 18)	(14,840)	21,985
Changes in long-term inventory	(10,957)	1,709
Changes in long-term value added tax receivables	(39,409)	(14,945)
Cash provided by operating activities	178,788	710,727

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 10)	445,913	—
Repayment of revolving credit facility (Note 10)	(400,000)	(150,000)
Equipment loan facility draw downs (Note 10)	8,990	—
Repayment of equipment loan facilities (Note 10)	(4,402)	(2,387)
Interest and commitment fees paid	(3,494)	(3,579)
Cash proceeds from stock option exercises	2,231	1,088
Dividends paid (Note 11)	(25,552)	(45,989)
Principal payments on lease arrangements (Note 10)	(2,972)	(1,448)
Distributions to non-controlling interests (Note 12)	(8,182)	(4,580)
Other	(4,267)	271
Cash provided (used) by financing activities	8,265	(206,624)

Investing activities
Expenditures on mining interests:
Fekola Mine	(64,003)	(80,562)
Masbate Mine	(7,733)	(8,530)
Otjikoto Mine	(3,607)	(13,813)
Goose Project	(94,812)	(117,451)
Fekola Regional Properties	(3,169)	(4,501)
Gramalote Project	(6,793)	(3,310)
Other exploration (Note 18)	(5,596)	(8,840)
Purchase of long-term investments (Note 6)	(1,808)	—
Funding of reclamation accounts	(1,421)	(1,029)
Other	(6,134)	(1,541)
Cash used by investing activities	(195,076)	(239,577)

(Decrease) increase in cash and cash equivalents	(8,023)	264,526

Effect of exchange rate changes on cash and cash equivalents	1,175	(3,607)
Cash and cash equivalents, beginning of period	336,971	306,895
Cash and cash equivalents, end of period	$330,123	$567,814

Supplementary cash flow information (Note 18)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$330,123	$336,971
Receivables, prepaids and other (Note 4)	47,605	41,059
Value-added and other tax receivables	53,848	46,173
Inventories (Note 5)	535,637	477,586
	967,213	901,789

Long-term investments (Note 6)	120,475	76,717
Value-added tax receivables	276,567	244,147
Mining interests (Note 7)	3,438,533	3,291,435
Investments in associates (Note 8)	92,171	91,417
Long-term inventories (Note 5)	113,965	134,529
Other assets (Note 9)	84,021	73,964
Deferred income taxes	5,752	—
	$5,098,697	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$171,452	$156,352
Current income and other taxes payable	127,265	103,557
Current portion of prepaid gold sales (Note 15)	413,847	272,781
Current portion of long-term debt (Note 10)	27,218	16,419
Current portion of derivative instruments (Note 13)	16,936	1,606
Current portion of gold stream obligation (Note 14)	12,600	6,900
Current portion of mine restoration provisions	6,677	7,170
Other current liabilities	17,564	15,902
	793,559	580,687

Long-term debt (Note 10)	397,926	421,464
Gold stream obligation (Note 14)	184,377	159,525
Prepaid gold sales (Note 15)	134,235	265,329
Mine restoration provisions	147,726	140,541
Deferred income taxes	190,215	169,738
Derivative instruments (Note 13)	36,088	2,760
Employee benefits obligation	19,600	18,410
Other long-term liabilities	20,194	19,847
	1,923,920	1,778,301
Equity
Shareholders’ equity
Share capital (Note 11)	3,516,643	3,510,271
Contributed surplus	159,652	91,184
Accumulated other comprehensive loss	(66,484)	(102,771)
Retained deficit	(484,638)	(515,619)
	3,125,173	2,983,065
Non-controlling interests (Note 12)	49,604	52,632
	3,174,777	3,035,697
	$5,098,697	$4,813,998

Commitments (Note 20)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	57,587	4,977	62,564
Dividends (Note 11)	246	766	228	—	(26,606)	—	(25,612)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 10)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax (Note 6)	—	—	—	36,287	—	—	36,287
Shares issued on exercise of stock options	983	2,231	—	—	—	—	2,231
Shares issued on vesting of RSUs	842	2,327	(2,327)	—	—	—	—
Transactions with non-controlling interests (Note 12)	—	—	—	—	—	(8,005)	(8,005)
Share-based payments	—	—	4,178	—	—	—	4,178
Transfer to share capital on exercise of stock options	—	1,048	(1,048)	—	—	—	—

Balance at March 31, 2025	1,320,112	$3,516,643	$159,652	$(66,484)	$(484,638)	$49,604	$3,174,777

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net income for the period	—	—	—	—	39,751	8,730	48,481
Dividends (Note 11)	2,443	6,085	307	—	(52,467)	—	(46,075)
Gain on investments, net of deferred income tax	—	—	—	14,971	—	—	14,971
Shares issued on exercise of stock options	454	1,088	—	—	—	—	1,088
Shares issued on vesting of RSUs	115	565	(565)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	1,401	(4,861)	(3,460)
Share-based payments	—	—	4,876	—	—	—	4,876
Transfer to share capital on exercise of stock options	—	843	(843)	—	—	—	—

Balance at March 31, 2024	1,305,408	$3,463,392	$88,745	$(110,285)	$384,539	$103,465	$3,929,856

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia, and a fourth mine under construction, the Goose Project in Canada. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on May 7, 2025.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Note 13, 14 and 16), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at March 31, 2025 includes amounts for the Fekola Mine of $240 million (December 31, 2024 - $214 million), for the Masbate Mine of $19 million (December 31, 2024 – $13 million), and for the Gramalote Project of $18 million (December 31, 2024 - $17 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	March 31, 2025	December 31, 2024
	$	$

Short-term investments	17,637	11,565
Supplier advances	9,558	9,757
Prepaid expenses	11,124	9,157
Other receivables	9,286	10,580
	47,605	41,059

5 Inventories

The current inventories balance is made up as follows:

	March 31, 2025	December 31, 2024
	$	$

Gold and silver bullion	64,965	34,181
In-process inventory	18,140	45,607
Ore stock-pile inventory	67,238	62,076
Materials and supplies	385,294	335,722
	535,637	477,586

The long-term inventories balance is made up as follows:

	March 31, 2025	December 31, 2024
	$	$

Ore stock-pile inventory	71,045	67,891
Materials and supplies	42,920	66,638
	113,965	134,529

Current ore stock-pile inventory as at March 31, 2025 includes amounts for the Fekola Mine of $7 million (December 31, 2024 - $14 million), for the Masbate Mine of $17 million (December 31, 2024 - $15 million), for the Otjikoto Mine of $10 million (December 31, 2024 – $10 million) and for the Goose Project of $34 million (December 31, 2024 - $23 million).

Long-term stock-pile inventory as at March 31, 2025 includes amounts for the Otjikoto Mine of $53 million (December 31, 2024 – $50 million), for the Fekola Mine of $9 million (December 31, 2024 - $9 million), and for the Masbate Mine of $9 million (December 31, 2024 - $9 million).

Long-term supplies inventory are supplies for the Goose Project that are expected to be either consumed in construction or beyond the next twelve months.

6 Long-term investments

	March 31, 2025			December 31, 2024
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	39,011	54,244	93,255	39,011	16,566	55,577
Founder Metals Inc	10,513	9,154	19,667	8,705	5,500	14,205
St. Augustine Gold & Copper Ltd.	20,193	(15,928)	4,265	20,193	(16,408)	3,785
AuMEGA Metals Ltd.	3,839	(1,602)	2,237	3,839	(1,813)	2,026
Other	14,963	(13,912)	1,051	14,963	(13,839)	1,124
	88,519	31,956	120,475	86,711	(9,994)	76,717

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	152,559	87,234	685,869	23,901	949,563
Capitalized interest	—	—	30,008	—	30,008
Disposals	(21,087)	(27,165)	—	(10,230)	(58,482)
Write-downs	—	—	—	(636)	(636)
Transfers	771,391	73,523	(849,872)	—	(4,958)
Change in mine restoration provision estimates	32,333	—	3,687	1,819	37,839

Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	31,948	43,788	152,124	7,496	235,356
Capitalized interest	—	—	16,427	—	16,427
Disposals	—	(11,244)	—	—	(11,244)
Write-downs	—	—	—	(5,118)	(5,118)
Transfers	—	38,041	(38,041)	—	—
Change in mine restoration provision estimates	5,553	—	—	—	5,553

Balance at March 31, 2025	3,390,144	2,158,327	1,394,345	664,687	7,607,503

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(192,495)	(181,027)	—	—	(373,522)
Impairment	(770,848)	(57,855)	—	(47,673)	(876,376)
Disposals	—	24,509	—	—	24,509

Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(55,869)	(46,339)	—	—	(102,208)
Disposals	—	8,332	—	—	8,332

Balance at March 31, 2025	(2,508,045)	(1,326,058)	—	(334,867)	(4,168,970)

Net book value at December 31, 2024	900,467	799,691	1,263,835	327,442	3,291,435

Net book value at March 31, 2025	882,099	832,269	1,394,345	329,820	3,438,533

Other

During the three months ended March 31, 2025, the Company wrote-off $5 million (2024 - $— million) relating to non-core exploration and evaluation properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Investment in associates

	Versamet	BeMetals	Calibre	Total
	$	$	$	$

Balance at December 31, 2023	—	3,139	130,953	134,092
Share of net income (loss)	(1,866)	(378)	4,874	2,630
Shares acquired	88,933	1,589	—	90,522
Shares sold	—	—	(83,480)	(83,480)
Transfer to long-term investments	—	—	(43,363)	(43,363)
Loss on dilution	—	—	(8,984)	(8,984)

Balance at December 31, 2024	87,067	4,350	—	91,417
Share of net income	754	—	—	754

Balance at March 31, 2025	87,821	4,350	—	92,171

9 Other assets

	March 31, 2025	December 31, 2024
	$	$

Reclamation deposits	56,745	54,375
Deferred financing costs (Note 10)	7,792	—
Restricted cash	6,244	5,054
Prepaid witholding tax	13,041	14,473
Other	199	62
	84,021	73,964

As at March 31, 2025, reclamation deposits include amounts for the Fekola Mine of $23 million (December 31, 2024 - $22 million), for the Otjikoto Mine of $19 million (December 31, 2024 – $18 million), for the Goose Project of $11 million (December 31, 2024 - $11 million) and for the Masbate Mine of $4 million (December 31, 2024 - $4 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10 Long-term debt

	March 31, 2025	December 31, 2024
	$	$
Convertible senior unsecured notes
Principal amount	460,000	—
Portion allocated to equity	(95,298)	—
Financing costs	(11,168)	—
Amortization of discount and financing costs	5,202	—
	358,736	—
Revolving credit facility:
Principal amount	—	400,000
Unamortized deferred financing costs	—	(8,310)
	—	391,690
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized financing costs)	20,367	13,319
Goose Project equipment loan facilities (net of unamortized financing costs)	1,875	3,588
Lease liabilities	44,166	29,286
	66,408	46,193

Total debt	425,144	437,883
Less current portion	(27,218)	(16,419)
	397,926	421,464

The changes in debt balances during the three months ended March 31, 2025 are as follows:

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2024	—	391,690	16,907	29,286	437,883
Drawdowns	460,000	—	8,990	—	468,990
Debt repayments	—	(400,000)	(4,402)	(2,972)	(407,374)
Portion allocated to equity	(95,298)	—	—	—	(95,298)
Lease liabilities incurred	—	—	—	16,721	16,721
Financing costs incurred	(11,168)	—	—	—	(11,168)
Reclassification of deferred financing costs to Other Assets (Note 9)	—	8,310	—	—	8,310
Foreign exchange losses	—	—	717	243	960
Non-cash interest and financing expense	5,202	—	30	888	6,120
Balance at March 31, 2025	358,736	—	22,242	44,166	425,144

Current portion	(2,214)	—	(9,691)	(15,313)	(27,218)
	356,522	—	12,551	28,853	397,926

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million for cash proceeds of $446 million net of financing costs of $14 million. The notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of the Company per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per share. The initial conversion rate is subject to adjustment in certain events. In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

convert the Notes. In the event of a fundamental change, the holders may elect to convert any outstanding Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.

A fundamental change includes the following occurrences:
•A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
•The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
•Approval by our shareholders of any plan for liquidation or dissolution.

Prior to February 7, 2028, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after February 7, 2028, and until maturity, the Company may redeem all or part of the Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest. This option was not separated as it is considered closely related to the underlying instrument.

The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally unsecured to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $460 million, $365 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes using a discount rate of 7.8%. Total financing costs of $14 million were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $11 million allocated to the liability and $3 million allocated to equity. The net liability of $354 million ($365 million net of $11 million of financing costs) will be accreted to the face value of the Notes over the term to maturity using the effective interest method with an effective interest rate of 8.5%.

The equity component, representing the holders’ conversion option, was allocated the residual amount of $95 million. The net amount recorded in the Condensed Interim Consolidated Statement of Changes in Equity at March 31, 2025 was $67 million calculated as $95 million option valuation less $3 million of allocated financing costs and a deferred tax charge of $25 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes and the tax base.

In connection with the Notes, the Company entered into a cash settled total return swap with one of the initial purchasers of the Notes for common shares of the Company with a total value of $50 million. During the three months ended March 31, 2025, the Company settled the total return swap for a gain of $8 million.

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the three months ended March 31, 2025, the Company repaid $400 million under the RCF. As at March 31, 2025, the Company had available undrawn capacity of $800 million. As a result of the repayment, deferred financing costs on the RCF of $8 million have been reclassified to Other Assets (Note 9) on the Condensed Interim Consolidated Balance Sheet at March 31, 2025. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at March 31, 2025, the Company was in compliance with these debt covenants. During the three months ended March 31, 2025, the Company paid outstanding financing costs of $4 million on the RCF.

Lease liabilities

During the three months ended March 31, 2025, the Company entered into a contract for underground development and mining work at the Fekola Mine that resulted in the recognition $17 million of right-of-use assets and $17 million of lease liabilities. The valuation of the lease was based on a 4 year term.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2025, the Company had 1,320,111,567 common shares outstanding (December 31, 2024 - 1,318,040,605 shares). No preferred shares were outstanding.

During the three months ended March 31, 2025, the Company paid a quarterly dividend of $0.02 per share each, totalling $27 million (2024 - $52 million). Of this amount, $1 million (2024 - $6 million) was satisfied by the issuance of 0.2 million shares (2024 - 2 million shares) under the Company's Dividend Re-investment Plan.

Subsequent to March 31, 2025, on May 7, 2025, the Company approved a second quarter dividend of $0.02 payable on June 24, 2025.

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024

Net income (attributable to shareholders of the Company)	$57,587	$39,751
Interest and financing expense on convertible senior unsecured notes	$468	$—
Diluted net income (attributable to shareholders of the Company)	$58,055	$39,751

Basic weighted average number of common shares outstanding (in thousands)	1,318,390	1,303,191

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	—
Performance share units	3,472	3,507
Restricted share units	1,431	763
Stock options	917	213
Diluted weighted average number of common shares outstanding (in thousands)	1,469,206	1,307,674

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Other	Total
	$	$	$	$

Balance at December 31, 2024	26,072	20,973	5,587	52,632
Share of net income	559	4,356	62	4,977
Distributions to non-controlling interest	—	(8,182)	—	(8,182)
Participating funding from non-controlling interest	—	—	177	177
Balance at March 31, 2025	26,631	17,147	5,826	49,604

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13 Derivative financial instruments

Fuel derivatives

During the three months ended March 31, 2025, the Company entered into an additional series of forward contracts for the purchase of 6 million litres of fuel oil at an average strike price of $0.38 per litre and 11 million litres of gas oil at an average strike price of $0.54 per litre with scheduled settlement between May 2025 and Jan 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	25,563	19,097	830	45,490
Average strike price	$0.43	$0.41	$0.38	$0.42

Forward – gas oil:
Litres (thousands)	30,199	12,171	—	42,370
Average strike price	$0.58	$0.57	$—	$0.58

The unrealized fair value of these contracts at March 31, 2025 was $(1) million (December 31, 2024 - $(2) million).

Subsequent to March 31, 2025, the Company entered into contracts for the delivery of 10 million litres of gas oil at a weighted average strike price of $0.51 per litre and 4 million litres of fuel oil at a weighted average strike price of $0.38 per litre.

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 10), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at March 31, 2025:

	2025	2026	2027	Total

Ounces	153,008	200,006	16,637	369,651
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at March 31, 2025 was $(52) million (December 31, 2024 - $0 million).

14 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Project as follows:
•2.7805% of gold production up to delivery of 87,100 ounces
•1.4405% of gold production up to an aggregate of 134,000 ounces
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 16). The Company has guaranteed the gold stream obligation.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2024	166,425
Change in fair value	30,552
Outstanding at March 31, 2025	196,977
Less current portion	(12,600)
184,377

15 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the interim condensed consolidated balance sheet and will be recognized as revenue in the interim condensed consolidated statement of operations based on the contract price when gold deliveries are made.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2024	538,110
Accretion	9,972
Outstanding at March 31, 2025	548,082
Less current portion	(413,847)
134,235

During the three months ended March 31, 2025, the Company recognized interest charge of $10 million relating to the financing component contained in the prepaid gold sales. The interest expense recognised in the Condensed Interim Consolidated Statement of Operations for the three months ended March 31, 2025 was $0 million, net of $10 million capitalized to the cost of constructing qualifying assets during the period.

16 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2025, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at March 31, 2025			As at December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	120,475	—	—	76,717	—	—
Short-term investments (Note 4)	17,637	—	—	11,565	—	—
Fuel derivative contracts (Note 13)	—	(1,185)	—	—	(2,259)	—
Gold derivative contracts (Note 13)	—	(51,840)	—	—	111	—
Gold stream obligation (Note 14)	—	—	(196,977)	—	—	(166,425)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin at the end of the second quarter of 2025. Forward gold price estimates ranged from $3,189 to $3,874 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $5 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $532 million. The carrying amount of the Notes represents the liability component recorded at amortized costs (Note 10), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$

Income from operations before taxes	132,767	130,095
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	35,847	35,126

Increase (decrease) attributable to:
Future withholding tax	19,600	14,820
Effects of different foreign statutory tax rates	17,121	10,361
Change due to foreign exchange	(17,758)	7,308
Benefit of optional tax incentives	(6,722)	(3,811)
Change in non-taxable portion of gains	—	1,064
Non-deductible expenditures	5,808	6,574
Withholding and other taxes	4,100	2,944
Change in losses and tax bases for which no tax benefit has been recorded	13,022	6,298
Amounts (over) under provided in prior years	(815)	930
Income tax expense	70,203	81,614

Current income tax, withholding and other taxes	86,083	61,584
Deferred income tax (recovery) expense	(15,880)	20,030
Income tax expense	70,203	81,614

Included in current income tax expense for the three months ended March 31, 2025 was an expense of $13 million (2024 - expense of $8 million), related to the State of Mali's existing 20% (2024 - 10%) priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$

Depreciation and depletion	89,557	90,446
Unrealized losses on derivative instruments	50,875	118
Change in fair value of gold stream (Note 14)	30,552	10,852
Deferred income tax (recovery) expense (Note 17)	(15,880)	20,030
Non-recoverable input taxes	6,846	3,886
Share-based payments	5,869	4,879
Non-cash interest and financing expense	5,723	9,571
Write-down of mining interests (Note 7)	5,118	—
Share of net income of associates (Note 8)	(754)	(2,097)
Loss on dilution of associate	—	9,982
Other	4,017	6,098
	181,923	153,765

Changes in non-cash working capital:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$

Accounts receivable and prepaids	(3,073)	1,549
Value-added and other tax receivables	(7,454)	(5,116)
Inventories	(33,502)	203
Accounts payable and accrued liabilities	1,420	13,610
Current income and other taxes payable	27,769	11,739
	(14,840)	21,985

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$

Fekola Mine, exploration	—	(1,302)
Masbate Mine, exploration	(420)	(821)
Otjikoto Mine, exploration	(1,831)	(1,789)
Goose Project, exploration	(2,688)	(2,312)
Finland Properties, exploration	(478)	(1,393)
Other	(179)	(1,223)
	(5,596)	(8,840)

Non-cash investing and financing activities:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$

Interest capitalized to construction of qualifying assets	16,427	3,556
Change in current liabilities relating to deferred financing costs	(4,059)	—
Change in current liabilities relating to mining interest expenditures	13,869	(3,754)
Foreign exchange gain on Fekola equipment loan facility	730	285
Share-based payments, capitalized to mining interests	412	181
Interest on loan to non-controlling interest	—	1,401
Change in accrued distributions to non-controlling interest	—	(300)

For the three months ended March 31, 2025, the Company paid $55 million of current income tax, withholding and other taxes in cash (2024 - $39 million).

19 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes Fekola Regional properties, which are in the exploration and evaluations stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates Versamet and BeMetals. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2025
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	254,667	—	129,393	148,047	—	—	—	532,107
Production costs	89,025	—	38,016	34,953	—	—	—	161,994
Depreciation & depletion	36,763	136	19,480	36,948	(3,770)	27	564	90,148
Net (loss) income	67,040	744	36,018	40,048	3,288	(4,056)	(80,518)	62,564
Capital expenditures	64,003	3,146	8,153	5,438	97,500	7,473	88	185,801
Total assets	1,454,671	189,411	710,806	338,537	1,769,750	336,463	299,059	5,098,697

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	256,318	—	98,967	106,159	—	—	—	461,444
Production costs	85,105	—	42,771	28,869	—	—	—	156,745
Depreciation & depletion	45,340	1,161	19,188	24,757	—	—	497	90,943
Net income (loss)	42,099	(2,631)	16,271	26,159	(692)	1,762	(34,487)	48,481
Capital expenditures	81,864	4,826	9,351	15,602	119,763	5,601	49	237,056
Total assets	1,400,929	249,714	759,126	410,286	1,594,527	381,290	500,400	5,296,272
The Company’s mining interests are located in the following geographical locations:

	March 31, 2025	December 31, 2024
	$	$
Mining interests
Canada	1,586,086	1,445,143
Mali	1,116,434	1,066,748
Philippines	469,240	480,570
Namibia	148,713	182,758
Colombia	81,178	74,875
Finland	36,510	36,033
Other	372	5,308
	3,438,533	3,291,435

20 Commitments

As at March 31, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $8 million for mobile purchases and rebuilds, and $1 million for the new tailings storage facility construction all of which is expected to be incurred in 2025.
•For payments at the Goose Project of $12 million for construction activities, $23 million for mobile equipment, and $3 million for other site infrastructure, all of which is expected to be incurred in 2025.
•For payments at the Masbate Mine of $2 million for the solar plant, and $1 million for capital spares, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $2 million for capital spares, all of which is expected to be incurred in 2025.